Attachment to the minutes of the Meeting of the Board of Directors of April 8, 2009 of Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco Banco Múltiplo S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

PLAN FOR GRANTING STOCK OPTIONS

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Banco Múltiplo S.A. (“ITAÚ UNIBANCO”) has instituted a Plan for the Granting of Stock Options (PLAN) for the purpose of integrating officers and members of the Board of Directors (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be) into ITAÚ UNIBANCO’s medium and long-term development. This will facilitate their participation in the additional value which their work and dedication have created for the shares which represent ITAÚ UNIBANCO’s capital.

1.1.	The stock options will give their respective holders the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in line with the PLAN’s conditions.

1.2.
At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of shares held as treasury stock for resale to the market, thus in essence applying, as a general rule, the same discipline pursuant to the PLAN.

1.3.	Each stock option shall give the right to subscribe one share.

1.4.	The rules and operating procedures with respect to the PLAN shall be governed by a committee to be appointed by the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).

2. BENEFICIARIES OF STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.

2.1.	In exceptional circumstances, stock options may be granted to the MEMBERS OF MANAGEMENT of controlled companies or to senior employees of ITAÚ UNIBANCO or the aforesaid companies.

2.1.1.	Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.

2.2.	The stock options shall be personal and not transferable, except by succession causa mortis.

2.3.
It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify this decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1.	Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

3.2.
The total quantity of stock options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the closing date of the balance sheet of the same fiscal year.

3.2.1.
In any given year, should the quantity of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock options in any one of the 7 (seven) subsequent fiscal years.

3.2.2.
Pursuant to item 2.1.1, the stock options not granted for a given fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.
The COMMITTEE shall decide the total quantity of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and grace period (item 8).

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES

5.1.
The COMMITTEE shall select the BENEFICIARIES to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, the performance of the selected executives for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1. The strike price, to be paid by ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:

a)
To establish the strike price of the options in general, the COMMITTEE shall consider the average prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% more or less than the average price is permitted. Prices established in this way shall be restated up to the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

b)
for those officers that have, at the criteria of the COMMITTEE and through the use of performance and leadership evaluation tools, outstanding ability to perform and potential, the COMMITTEE may grant options whose strike price is paid through the meeting of objectives, conditional on the obligation of the beneficiary investing, in shares of ITAÚ UNIBANCO, 20% of the net participation in the profits and results which they have received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. For each share thus acquired one stock option shall be granted for each share of ITAÚ UNIBANCO.

6.2	The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

7. STOCK OPTIONS EXPIRY DATE

The COMMITTEE shall set an expiry date for the stock option grants, these being automatically extinguished at the end of the period.

7.1.
The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of YI+5 years and the maximum of YI+10 years, YI (Year of Issue) being understood as the calendar year during which the issue occurs. The term of the stock option shall therefore always expire on the last business day of the last calendar year of this term.

7.2.
The term of the stock options, the holders of which resign or are dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation, shall be extinguished ipso jure. The MEMBERS OF MANAGEMENT’s stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded.

7.3.
The provision for extinguishment pursuant to 7.2 shall not occur should the MEMBERS OF MANAGEMENT leave the organization due to his/her failure to be re-elected or in the case of an employee over 55. In this case, the options held by the beneficiary may be exercised up to the final expiry date (item 7.1), or within 3 (three) years as from the date of leaving, which ever expires first.

7.3.1.
The MEMBER OF MANAGEMENT not reappointed to the post of officer, but elected or reelected to the Board of Directors of ITAÚ UNIBANCO and/or controlled companies, shall be subject to the following provisions: (i) for stock options already granted and still  not exercised, the rules under item 7.3 shall apply; (ii) for new options which may be granted while a director, all the provisions of this PLAN shall apply, in particular the rules of extinguishment (items 7.2 and 7.3).

7.4.
Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.

7.4.1.	Should the beneficiary’s decease occur after leaving, pursuant to item 7.3, his/her successors may exercise the options during the term that remained to the holder, as described in the same item.

8. EXERCISING OF THE STOCK OPTIONS

8.1.	Without limitations to the period of validity (item 7), the options may only be exercised once the grace period has elapsed and outside the blackout periods stipulated by the COMMITTEE.

8.2.
The COMMITTEE shall establish the grace period for each stock options series on the date of issue, the duration of which shall vary from YI+1 and YI+5 years, YI being the calendar year in which the issue has occurred. The grace period shall therefore always expire on the last day of the last calendar year of this period.

8.3.	The grace period shall extinguish on the holder’s leaving the organization pursuant to the conditions in item 7.3, or due to his/her decease.

8.4.	The COMMITTEE shall determine the blackout periods when necessary, in order to organize the work involved leading to a subscription.

8.5.
The holder of the stock options shall advise the area responsible for the management of the PLAN of Banco Itaú S.A. at least 48 hours prior to the date on which he/she intends to exercise the stock options.

8.6.	The holder of more than one series of stock options may exercise all or only some, in their entirety or partially.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, for exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1.	The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES

10.1.	The holder may freely negotiate one half of the shares which he has subscribed through the exercising of the option.

10.2.	The other half shall remain non-negotiable for a term of 2 (two) years as from the exercise date, this process being registered pursuant Article 40 of Law 6,404 of December 15, 1976.

10.3.	The blocking of shares pursuant to item 10.2 shall not apply to share subscriptions through the exercising of stock options in the last six months before final expiry date (item 7).

10.4.	At the outset of the final semester prior to stock option expiry, all those shares which have been blocked up to that time shall become available for negotiation.

10.5.
The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.4).

10.6.
The shares registered as non-negotiable pursuant to item 10.2 shall be free for negotiation if and when the respective holder leaves the organization under the conditions pursuant to item 7.3 occurs or due to his/her decease.

11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.

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